SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s presentation to financial analysts of Third-quarter 2006 financial information.

3Q 2006 October 26 th , 2006

Cautionary statement
• This presentation contains forward-looking statements and information on France Telecom's objectives, notably for 2006.  Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved.
Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
• All the financial information in this presentation is based on international financial reporting standards
(IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.
• More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence
filed with the Autorité
des Marchés Financiers and in the Form 20-F
filed with the U.S. Securities and Exchange Commission.
• In accordance with IFRS 5 relating to non current assets held for sale and discontinued operations, the
Directory activities of France Telecom are presented separately from other activities held and used by
France Telecom as if PagesJaunes Groupe was not consolidated anymore at September 30, 2006 (see glossary).

3Q06: Key figures in line with full year guidance
* See glossary: impact of Pages Jaunes disposal on consolidated accounts;** Excluding Lebanon reserve reversal in 1H05 (9M05 actual GOM margin: 38.7%; 9M06: -190 pts vs 9M05 actual )
Gross Operating Margin 3.5%
3Q06
Euro millions / Excluding Pages Jaunes
*
Comp.
Basis
-3.5%
Revenues 8.9% 1.2%
Actual
Comparable
Basis – 3Q05
CAPEX
as a % of revenues
5,061
12,915
1,550
12.0%
4,884
37.4%
13,070
1,520
11.6%
G.O.M before commercial expenses 6,842
as a % of revenues
52.3%
as a % of revenues
G.O.M - CAPEX
3,511 3,364
9M06
14,141
36.8%
38,441
4,567
11.9%
19,640
51.1%
9,575
%
change        3Q06
vs 3Q05
% change
9m06 vs 9m05
Comp. Basis
-4.5%
1.2%
-1.7 pts**
-0.9%
-1.1 pts
1.5%
-7.1%
6,751
52.3%
+1.3% +11.1%
39.2% -1.8 pts
-1.9 pts
-1.9%
-4.2%
+8.6%
+1.3%
9 months GOM margin in line with full year guidance

3Q06: Major operational achievements
* Company’s estimates / ** growth rate on a comparable basis
Positive impact of rebranding
and new offers on French
ADSL positions:
50.3%* retail ADSL market share at the end of September
53% Livebox penetration on ADSL customer base
In France, positive impact of MVNO strategy
and of Orange
customers base growth on mobile revenue
Following product
line refreshment, 187k contract
net
additions in Orange UK mobile
Spain prepared rebranding and new offers in 3Q, launched in
4Q
Mature Markets
Growing Markets
Strong
revenue increase
in growing
markets: +19.3%**
Leadership maintained
on mobile in Poland
(+20.5%**
revenues growth) and strong increase of mobile broadband
customer base (+221% vs Dec 2005)

Key milestones
Focus on
core
businesses
Orange Messenger by Windows Live: the
first convergent PC
and Mobile Instant Messaging Service
Launch of
our first
“Autumn
collection”
Unik: unlimited mobile at home
10€/month for unlimited calls towards Fixed line in France
22€/month for unlimited calls towards Fixed line in France and
Orange mobiles
Mobile & connected: next-generation multiplay
Includes naked ADSL access, IP&mobile TV and unlimited mobile calls
Business Together:
Real time and easy access to company's collaborative
applications
Continue
customer
driven
innovation

24/07/2006: disposal of France Telecom Mobile Satellite
Communications for EUR60m
28/07/2006: Enterprise: acquisition of Diwan Company
10/10/2006: Closing of the disposal of Pages Jaunes’ stake to
KKR for EUR3,312m

12,264
11,999
12,915
13 ,070
-11
-71
-103
+340
+933
-17
3Q 05
Reported
(incl PJ)
3Q 05 ( excl.
PJ)
Forex
Impact
Perimeter
Impact
3Q 05 on a
comparable
basis
Personal Home Enterprise Eliminations 3Q 06
+ 5.0% -1.8%
- 3.7%
3Q06: Group revenues by segment
Excluding Pages Jaunes *
Euro millions
Of which:
Amena: EUR853m
Revenues increase of 1.2% yoy on a comparable basis
* See glossary: impact of Pages Jaunes disposal on consolidated accounts

3Q06: Group revenues by main markets
Growing markets’ share of total revenue increased by 2
points in one year
3Q05 – 3Q06 revenues growth analysis
-0.9%* +19.3%*
* % change on a comparable basis yoy
Euro millions
13,070
12,915
+264
-109
Group revenues
3Q05 CB
Mature markets Growing markets Group revenues
3Q06
Mature
markets
88%
Growing
markets
12%
Revenue breakdown by main markets

3Q05 - 3Q06 revenues analysis
Personal 3Q06
€7,146m / +20.4% actual / +5.0% on a comparable basis
+ 29
- 9
+ 22
+ 87
+ 220
+ 871
- 2
3Q05 actual Forex Impact Perimeter
Impact
3Q05 on a
comparable
basis
Personal
France
Personal UK Personal Spain Personal
Poland
Personal ROW 3Q06
6,806
5,937
7,146*
+1.2% -0.6% +2.6% +20.5% +13.9%
Euro millions
* After –EUR9m of changes in intragroup eliminations
Sustained revenue growth, in line with 1H06, with a good
performance in France
Strong and sustained trend in growing markets

4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
Western European
countries
Eastern Europe
Africa, Middle-East, other emerging
countries
Personal 3Q06 KPI’s
2,244
1,566
653
319
93
2,924
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
ow France ow UK ow Spain ow others
3,896
Total Group broadband
mobile customers (000)
50.4m
55.0m
15.2m
22.6m
7.0m
15.0m
72.6m
92.6m
Total Group mobile customers*
+5.9%**
+23.1%**
+51.4%**
+15.4%**
* Including Amena; ** Over 12 months on a comparable
basis
Acceleration of mobile broadband penetration
+150% in
9 months

3Q06 revenues: Personal France
€2,529m / +1.0% actual / +1.2% on a comparable basis
Customer base: 22.54m - excluding MVNOs -, +4.0% yoy
277k contract net additions in 3Q06
improved contract mix from 62.3% in 3Q05  to 63.7% in 3Q06
2.5m broadband customers (+0.6m vs
2Q06), base doubled in 9 months
MVNO’s success confirmed: 617k MVNO’s customers (+ 186k vs 2Q06)
Annual rolling ARPU (€413, -4% yoy), of which data ARPU: €62 in 3Q06 (+5% yoy)
Underlying growth  : + 5.4% pre CTR impact
Euro millions
*: excluding CTR
3Q05 - 3Q06 revenues analysis
Sustained Orange customer base growth, +4% yoy
+ 91
- 100
- 3
+ 25
+ 17
3Q 05 on a
comparable basis
Customer base
Impact
CTR  Impact Voice revenues* Non-Voice
Revenues
Equipments &
others
3Q 06
2,500
2,529

3Q06 revenues: Personal UK
€1,491m / -0.1% actual / -0.6% on a comparable basis
15.14m customers, +4.6% yoy.
Strong contract net additions: 187k in 3Q06, best quarter since 3Q 2001
728k broadband customers (+202k vs 2Q06: strongest quarter ever)
Decrease of blended churn for the third consecutive quarter to 24.3%
Leadership maintained on Contract ARPU at £563 but slight decrease of blended ARPU due to mix effect
Data ARPU: £52 in 3Q06 (+4% yoy)
Euro millions
3Q05 - 3Q06 revenues analysis
3Q06 revenue stable, reflecting 1H06 balanced strategy between market share and profitability
1,491
0
+ 8
-51
-8
+ 50
3Q05 actual Forex Impact 3Q05 on a
comparable
basis
Customer Base
Impact
Voice revenues Non-voice
revenues
Equipment &
others
3Q06
1,499 1,492

3Q06 revenues: Personal Spain
€882m / +2.6% on a comparable basis
10.8m customers, +10.3% yoy on a comparable basis,
173k net adds in 3Q06
growth of both contract and prepaid customer base
Underlying growth : +5.5% pre CTR
MVNO agreement signed with The Phone House in September
Stabilisation of blended churn to 24.7% in 3Q06
Euro millions
* excluding CTR
3Q05 - 3Q06 revenues analysis
In 3Q, focus on preparing rebranding, implemented in 4Q
0
859
882
+5
-39
-24
+ 80
3Q 05 on a
comparable basis
Customer Base
Impact
CTR Impact Voice Revenues* Non-voice revenues Equipment & others 3Q 06

3Q06 revenues: Personal Poland & ROW
Poland: Confirmed leadership in volume with increased market share in contract in 3Q06 (37% vs
32% in 3Q05)
32.3m ROW mobile
customers,
+29% yoy on a comparable basis
Romania: 7.5m customers (+20.5% yoy)
Success of Broadband deployment with 131K subs in Romania and 101K in Slovakia
Emerging markets confirmed as key revenue driver
Euro millions
3Q05
actual
3Q06
Actual
changes
Comparable
basis changes
Poland
Total Number of customers (000) 9,134 11,738 +28.5% +28.5%
Total revenues (EURm) 415 510 +22.7% +20.5%
ROW
Total Number of customers (000) 24,695 32,341 +31% +29%
Total revenues (EURm) 1,582 1,804 +14.1% +13.9%
Main countries revenues (EURm)
Belgium 368 397 +8.0% +8.0%
Netherlands 164 163 -0.9% -0.9%
Switzerland 230 224 -2.7% -0.9%
Romania 233 284 +21.8% +26.3%
Slovakia 144 162 +13.2% +10.7%

3Q06 revenues: Home
€5,620m / +0.2% actual / -1.8% on a comparable basis
+ 1
- 49
- 43
+105
+8
- 29
+ 27
3Q05 actual Forex impact Perimeter
Impact
3Q05 on a
comparable
basis
Home France Home Poland Home UK Home Spain Other Home
ROW
3Q06
5,620*
5,723
5,610
-1.0% +0.6% -6.2% -17.8%
Euro millions
+ 10.4%
* After –EUR9m of changes in intragroup eliminations
3Q05 - 3Q06 revenues analysis
Controlled erosion thanks to French market good performance
and broadband dynamics

416
627
990
2,931
2,515
2,131
1,559
3,431
3,661
3,996
4,457
4,926
5,216
5,536
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06
Broadband Internet customers
489
3,468
9,210
5,951
1Q05 3Q06
Broadband Internet customers in Europe (000) ADSL customers in France (000)
of which Livebox
12%
of total
53%
of total
77% of European Internet customer base is broadband
53% of ADSL customers equipped with a Livebox in France
1.7 million VoIP customers (59% penetration of Livebox vs 49% in 3Q05)
421k IP-TV clients (115k net adds vs 2Q 2006)
Livebox at the heart of the Group broadband multiplay strategy
+55% in 18
months
of which Livebox

Home France 3Q06 KPI’s
48.3% 48.1%
50.6%
59.1%
59.6%
50.3%
49.8%
49.8% 50.0%
50.2%
3Q05 4Q05 1Q06 2Q06 3Q06
Net adds MS Market Share
Resilience of total number of fixed lines (m)
ADSL market share stabilised
Favorable mix impact on Consumer Services ARPU
13.1 12.8
12.6
9.9
9.5
8.7
5.8 4.7
4.4
End of September 05 End of Dec 05 End of September 06
Subscription fees Calling services On-line & Internet Services
27.5
Euros
+ 2.7%
+ 3.6%
- 12.1%
+ 31.6%
YoY change
27.0 26.8
* Company’s estimates
25.95
26.32 26.65
26.93 27.07
0.34
0.57 0.92
1.21
1.55
3Q05 4Q05 1Q06 2Q06 3Q06
Number of full unbundled lines
Nb of lines excluding full unbundled lines
27.41 27.50
27.57
27.53
27.51

Home France 3Q06
+0.1% actual / -1.0% on a comparable basis
4,403
4,398
4,446
+ 7
- 40
-11
+ 48
3Q05 actual Perimeter Impact 3Q05 on a comparable
basis
Consumer services Carrier Services Other Home rev in Fr 3Q06
Euro millions
3Q05 - 3Q06 revenues analysis
Total retail and wholesale access line revenue increased 6% in 3Q06 vs 3Q05
(+3.3% in 9 months 06 vs 9 months 05)
Carrier services:
Increase of domestic carrier services revenues, driven by unbundling, offset by volume and price impact on Other Carrier Services
Revenue trends improvement vs 2Q06 (-2.3%) thanks to
consumer services stabilisation
2,408m€ 456m€ 1,539m€

2,418 2,408
-33
+51
-29
-86
+100
+40
-27
-27
3Q 05 Chges in nber of
retail subscribers
Subscription fee
increase
CTR Impact PSTN volume and
tariff mix
Broadband
Internet
VoIP Narrowband
Internet & Teletel
Others consumer
services
3Q 06
Home France consumer services 3Q06
-0.3% actual / -0.4% on a comparable basis
Euro millions
* Company’s estimates
3Q05 - 3Q06 revenues analysis
Monthly line rental fee increase
1 euro (+7.1%) increase from July 4
th
(15 euros VAT included)
5.5m ADSL clients at the end of 3Q06 (+38.5% vs
3Q05)/ 50.3% market share (59.1% share of
conquest in 3Q)*
2.9 m Livebox, supporting development of new usages with 53% of ADSL customer base equipped
Increase in VoIP customers: 1.7m customers (31% of total broadband customers at the end of September
06 vs 28% at the end of June)
Broadband development continue to offset traditional revenue decrease

Home ROW 3Q 06 revenues - Spain
€135m / -16.2% actual /-17.8% on a comparable basis
Deployment of
convergence
strategy
Market standard in Spain moving to ADSL including PSTN voice bundles, with a strong pressure on prices
Orange ADSL ARPU maintained above 30 euros
49k Livebox in 3Q06 vs 7k in 3Q05
Continued unbundling deployment with 64% coverage
ULL users represents 44% of total DSL customers vs 29% in Dec 05
New offers launch delayed to support rebranding, completed in
October
Customer base
ADSL customer base of 593k, +12.3% yoy
A customer base
increasingly broadband, multiplay and
subscription based

Home ROW 3Q 06 revenues - UK
€107m / +1.2% actual /+0.6% on a comparable basis
Customer
base
ADSL customer base of 1,029k, +24.6% yoy
A Leadership confirmed on VoIP
Customer base at 243k at the end of September
Deployment of
convergence
strategy
Range of product refreshed to increase customer benefit
(from free broadband offer to premium offers)
Continous deployment of unbundling with 348 local
exchanges end of September (24% coverage)
Rebranding completed and converged offers to be
launched

1 ,852
1 ,924
1 ,879
-9
+30
+49
-132
-10
+68
-23
3Q 05 Actual Forex Impact Perimeter Impact 3Q 05 on a
comparable basis
CTR Impact Business
Network Legacy
Advanced
Business
Network
Extended
Business
Services
Others 3Q 06
3Q06 revenues:
Enterprise
€1,852m / -1.4% actual / -3.7% on a comparable basis
Euro millions
3Q05 - 3Q06 revenues analysis
Business Network Legacy (-12.7%)
Continued Voice Legacy Revenue traffic decline
Data Legacy revenue decrease reflecting migration to IP VPN
Advanced Business Network (+11.4%)
IP VPN access up 46% yoy in 3Q06 (242k access)
Business Everywhere : 465 K end-users in France, up 24% yoy in 3Q06
Extended Business Services (+17.2%)
Higher Increase in 3Q compared to 1H due to significant business deployment in 3Q06 and a rather weak 3Q05

3Q06: Gross Operating Margin
Excluding Pages Jaunes *
Euro millions
Revenues
non labour expenses
of which commercial expenses
as a % of revenues
11,999
4,720
39.3%
5,281
1,438
as a % of  revenues 44.0%
as a % of  revenues
12.0%
Gross Operating Margin
labour expenses
1,998
as a % of  revenues 16.7%
Actual 3Q05
Comparable
Basis –3Q05
3Q06
12,915
5,061
39.2%
5,822
1,690
45.1%
13.1%
2,032
15.7%
13,070
4,884
37.4%
6,165
1,958
47.2%
15.0%
2,021
15.5%
9 months GOM margin in line with full year guidance
9M06
17,892
46.5%
38,441
5,499
14.3%
6,407
16.7%
14,141
36.8%
* See glossary: impact of Pages Jaunes disposal on consolidated accounts

Sept 05 Sept 05 CB Dec 05 Sept 06
3Q06: Headcounts and labour costs
Labour costs, euro millions Headcounts, end of period
199,796 194,254 194,830 198,185
Labour costs down 1.0% on a 9 months comparable basis
2,021
2,166
2,220
0,9%
-3,1%
-0,5%
T106 T206 T306
Labour costs % change comparable basis yoy

3Q06: Commercial expenses
1 ,958
1, 731
1 ,810
15.9%
8.7%
4.4%
1Q06 2Q06 3Q06
commercial expenses
% change comp. Basis YoY
Euro millions
Monitor proactively commercial expenses in order to:
Stick with each local market situation
Invest in high value customer base

3Q06: Capex
€1,520m / -1.9% on a comparable basis
Capex focus on new services deployment
Fixed network
Euro millions
Mobile network
% change
Comparable
Basis – 9M06
IT& Customer service
platforms
-8.4%
-3.3%
+6.0%
Livebox, Set Top boxes
& others
+24.2%
9m06 Capex by key items
9M06 Capex by key items
9M06
1,775
926
1,076
789
TOTAL GROUP CAPEX
+1.5%
4,567
Fixed
network
20%
IT&Custom
ers'
service
platforms
24%
Livebox,
set-top
boxes and
others
17%
Mobile
network
39%

Full Year 2006 trends confirmed
7bn organic Cash Flow generation target confirmed for 2006
In maturing and highly competitive markets, manage a balance between market share and profitability through dynamic cost
optimization and driven opex and capex allocation
In growing markets, continue to fuel the strong profitable
growth with the right level of resources
Full year GOM in line with guidance
decrease of GOM rate between –100 and 200 basis points

3Q 2006 October 26 th , 2006

Glossary (1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period.
The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period.
AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

Glossary (2)
French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-
speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France Telecom ADSL access on the retail market
(excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Impact of Pages Jaunes disposal on consolidated accounts: In accordance with International Accounting Standards (IFRS 5), an entity shall classify an activity as a noncurrent asset held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The directory activity of France Telecom corresponds to this definition, as an active programme for the finalization of the disposal of Pages Jaunes Group to KKR existed at closing date. Therefore, the assets, liabilities, cumulative revenues and expenses of PagesJaunes Group are presented separately from those corresponding to the activities held and used by France Telecom as if Pages Jaunes Group was not consolidated any more. In accordance with IAS, this format of presentation is used both for the financial data of the current accounting period and for the data of the previous accounting periods provided for comparison. Furthermore, the information presented on the face of the simplified consolidated P&L does not take into consideration the elimination of the intercompany flows between PagesJaunes Group and the other companies of France Telecom.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of
Internet customers during the same period. The weighted average number of Internet customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom.

Glossary (3)
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM, include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.
Number of employees (active employees at end-of-period) : number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM include labour expenses and non labour expenses.
Orange churn rate (PCS segment) : a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.
For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections  which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market.
Prepaid  customers are treated as having  churned  if they have not made any outgoing calls and have received less than four incoming calls in the last 3 months.
For Personal  France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
Orange network ARPU revenues (PCS segment) : Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile  virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Orange non-voice service revenues (PCS segment) : revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content
(downloading ring tones, sports results, etc.), telemetry, mobile  portals and their content.
Statutory figures : statutory figures means data before elimination of inter-segment transactions.
Growing markets : Poland mobile, Botswana, Cameroon,  Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mauritius, Mexico, Moldavia, Romania,
Slovakia, Senegal, Vanuatu, Vietnam, other countries
Net Debt / GOM : Net Debt end of the period / (GOM  2H05 + GOM 1H06) with 12 months of Amena’s GOM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 26, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information